Filed by First Interstate BancSystem, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Cascade Bancorp (Commission File No.: 000-23322)

The following is a transcript of a conference call that was conducted on January 27, 2017.

Cautionary Note Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. Any statements about First Interstate’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates and other important factors that could cause actual results to differ materially from any results, performance or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the business combination transaction involving First Interstate and Cascade, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected, including but not limited to the following: the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which First Interstate and Cascade operate; the ability to promptly and effectively integrate the businesses of First Interstate Bank and Cascade; the reaction of the companies’ customers, employees and counterparties to the transaction; and the diversion of management time on merger-related issues. These factors are not necessarily all of the factors that could cause First Interstate’s, Cascade’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm First Interstate’s, Cascade’s or the combined company’s results. All forward-looking statements attributable to First Interstate, Cascade or the combined company or persons acting on First Interstate’s or Cascade’s behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and First Interstate and Cascade do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If First Interstate or Cascade updates one or more forward-looking statements, no inference should be drawn that First Interstate or Cascade will make additional updates with respect to those or other forward-looking statements.

Additional Information About the Merger and Where to Find it

This communication is being made with respect to the proposed transaction involving First Interstate and Cascade. This material is not a solicitation of any vote or approval of the First Interstate or Cascade shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents that First Interstate and Cascade may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed merger, First Interstate has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of First Interstate and Cascade and a prospectus of First Interstate, as well as other relevant documents concerning the proposed merger. Before making any voting or investment decisions, investors and shareholders are urged to read the Registration Statement and the joint proxy statement/prospectus regarding the proposed Merger, as well as any other relevant documents filed with the SEC and any amendments or supplements to those documents, because they will contain important information. Both First Interstate and Cascade will mail the joint proxy statement/prospectus to their respective shareholders. Shareholders are also urged to carefully review and consider each of First Interstate’s and Cascade’s public filings with the SEC, including, but not limited to, their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Copies of the Registration Statement and joint proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about First Interstate and Cascade, may be obtained as they become available at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Interstate at www.fibk.com or from Cascade at www.botc.com.

First Interstate, Cascade and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of First Interstate’s and Cascades shareholders in connection with the proposed transaction. Information about the directors and executive officers of First Interstate and their ownership of First Interstate common stock is set forth in the proxy statement for First Interstate’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 4, 2016. Information about the directors and executive officers of Cascade and their ownership of Cascade common stock is set forth in the proxy statement for Cascade’s 2016 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 13, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

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EDITED TRANSCRIPT

FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

EVENT DATE/TIME: JANUARY 27, 2017 / 4:00PM GMT

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

CORPORATE PARTICIPANTS

Kenzie Lawson First Interstate BancSystem, Inc. - IR

Kevin Riley First Interstate BancSystem, Inc. - CEO

Marcy Mutch First Interstate BancSystem, Inc. - CFO

Bill Gottwals First Interstate BancSystem, Inc. - Chief Banking Officer

CONFERENCE CALL PARTICIPANTS

Jackie Boland Keefe, Bruyette & Woods - Analyst

Kimora Zeller Wells Fargo Securities - Analyst

Matt Yamamoto D.A. Davidson & Co. - Analyst

Matthew Forgotson Sandler O’Neill & Partners - Analyst

Timothy Coffey FIG Partners, LLC - Analyst

PRESENTATION

Operator

Hello, and welcome to the First Interstate BancSystem fourth-quarter 2016 earnings conference call and webcast.

(Operator Instructions)

I would now like to turn the conference over to Kenzie Lawson, Investor Relations. Please go ahead.

Kenzie Lawson - First Interstate BancSystem, Inc. - IR

Thank you. Good morning. Thank you for joining us for our fourth quarter earnings conference call. Before we begin I would like to direct all listeners to the cautionary note regarding forward-looking statements and factors that could affect future results in our most recently filed Form 10-K. Relative factors that could cause actual results to differ materially from any forward-looking statements are listed in the earnings release and in our SEC filings. The Company does not intend to correct or update any of the forward-looking statements made today.

Joining us from Management this morning are Kevin Riley, our Chief Executive Officer; and Marcy Mutch, our Chief Financial Officer, along with other members of our Management team. At this time I will turn the call over to Kevin Riley. Kevin?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

Thanks, Kenzie. Good morning and thanks again to all of you for joining us on the call today. We delivered another solid quarter to finish out 2016 with positive year over year trends in most of our key metrics. We reported earnings per share of $0.55 for the fourth quarter, compared to $0.51 for the same period 2015. When you break out the acquisition expenses and the impact of legal settlements, we generated quarter earnings per share of $0.57 in the fourth quarter, compared to $0.52 a year ago, an increase of 9.6%.

For the full year, our GAAP earnings per share were up more than 12% over 2015. Based on this growth and the healthy outlook for the Company, we’ve recently announced a 9% increase to our quarterly cash dividend. This adds to our long-standing track record of consistently increasing our dividend and returning cash to our shareholders.

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

While it is a solid quarter overall, there is a little noise, along with reclassification related to mortgage banking, which Marcy will discuss in her comments later. In the fourth quarter, our earnings growth was primarily driven by higher revenue, with most of that coming from higher spread income.

Taking a look at expenses, our goal for the year was to maintain a reasonable efficiency ratio even while we deployed resources to improve our processes and technology. We are pleased that we continue to operate at a stable level of efficiency. For the full-year our core efficiency ratio was 61.2%, an improvement of 54 basis points over 2015.

One of the drivers of the improved efficiency is our commitment to actively manage our headcount. We continue evaluating our staff needs and as positions come open through natural attrition, we carefully consider whether the replacement is truly necessary. Through this diligent process, we reduced our headcount in 2016 without an impact to our customer service, business development, or back-office support capabilities. At the end of 2016, we had 1,721 full-time employees, which is down from 1,742 at the end prior year, despite the 39 people we added as a result of the Flathead Bank acquisition.

Although overall headcount is down, we have also invested in more experienced personnel in a wide range of areas throughout the Company as we have discussed on prior conference calls. As a result, we have a senior Management team that is well-positioned to lead a larger high-growth version of First Interstate, without negatively impacting our cost structure. Looking at the balance sheet trends, as usual, the fourth quarter is a slower period for growth production and we were down about $50 million in total loans from the end of the prior quarter.

The decline was primarily driven by three areas. Ag loans were down approximately $23 million, which is consistent with the paydowns we see on lines of credit at this time of year. Residential real estate loans were down approximately $20 million, as we let some long-term fixed rate mortgages that we booked prior to 2013 run off.

As I stated before, for the last couple of years we have only been retaining adjustable-rate mortgages with shorter durations. And commercial loans were down $16.5 million due to seasonal paydowns, as well as some charge-offs we took in this quarter. Honestly, this is not what we expected.

We normally see this portfolio remain flat during the fourth quarter. As we look at the current pipeline, it appears the summer loan production we expected has been pushed into the current quarter. These declines were partially offset by continued growth in our indirect auto portfolio, which was up another $21 million quarter over quarter. Looking at asset quality, we saw instability in the portfolio this quarter and a decline in nonperforming assets.

There was no material changes in our oil and gas portfolios for the prior quarter, as both the total dollar amount of the portfolio and the level of criticized loans remained relatively flat. Of course, the most significant development in the fourth quarter was the announcement of our acquisition of Cascade Bancorp, for which we filed our S-4 yesterday.

Over the past few years we have been preparing the Company to execute a transformational deal to significantly increase the scale, profitability, and future growth opportunities of the Company. We put people, processes and technology in place to enable us to expand from a local community bank into a larger regional community bank with a broad multi-state footprint.

With this foundation in place, we found an excellent merger partner in Cascade, a strong community bank franchise that represents a good strategic and cultural fit for First Interstate. Cascade not only provides us with the scale to further improve our operational efficiency, it also gives us the presence and high-growth markets of Oregon, Washington, and Idaho.

Given the typical growth rates of First Interstate’s current footprint, it was important for us to increase our access to markets with more robust economies by entering more dynamic markets and combining with a bank that shares our relationship-based approach to community banking, we would believe we will generate higher returns of balance sheet and earnings growth, while still maintaining our core values and corporate culture. We are very pleased with the progress we have made to date toward completing the merger. We accomplished an important step recently when we acquired the rights to use the First Interstate Bank name throughout the United States.

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

The First Interstate branch still has a strong awareness and a good reputation in Oregon, Washington, and Idaho and we expect to effectively capitalize on the brand recognition to grow the customer base in these markets. Our entire organization is excited about the opportunity presented by this merger. With a laser focused approach to the smooth closing integration, we look forward to quickly realizing the [amount of] synergies we project through the combination of First Interstate and Cascade.

So with those comments, I’d like to turn the call over to Marcy for a little more detail behind the numbers. Go ahead, Marcy.

Marcy Mutch - First Interstate BancSystem, Inc. - CFO

Thanks, Kevin. Good morning, everyone.

As I walk through our financial results, unless otherwise noted, all of the prior period comparisons will be with the third quarter of the 2016. I’ll begin with our income statement. Net interest income increased $3 million on a linked quarter basis. The increase was primarily due to higher loan yields combined with an increase in the average outstanding loan and investment portfolio balances.

To address the noise comment Kevin made earlier, we had an adjustment to interest income this quarter of $1.8 million, which was attributable to interest on acquired nonaccrual loans. The reason for this adjustment is a little confusing, so please bear with me. We had a pool of acquired nonaccrual loans that were not handled correctly in our system. Our loan purchase accounting system assumes the core system is accruing interest based on a contractual term on nonaccrual loans. And then the purchase accounting system automatically reverses this interest, resulting in a zero net impact to income.

However, in this instance our core system was not accruing interest on a small pool of nonaccrual loans, so the interest was being reversed by the purchase accounting system that had never been recorded in the first place. It was a small adjustment month-to-month, but the issue got picked up during analytics in the fourth quarter and resulted in a $1.8 million adjustment to interest income. This issue has since been corrected.

This adjustment was roughly equivalent to the interest recovery we had last quarter, so netting out these two items, it was not a factor in the increase of net interest income quarter over quarter; however, it does impact the net interest margin and loan yield this quarter. Our reported net interest margin increased 4 basis points in the quarter. Excluding accelerated discount accretion, recoveries of charged-off interest, and the interest income adjustment I just discussed, our core net interest margin increased 2 basis points.

Our non-interest income was flat quarter over quarter. And as we disclosed in the earnings release, in order to be consistent and comparable to prior periods, we discontinued netting direct costs related to home loan originations against the gross revenue. We believe this reclassification creates greater transparency for our investors and better reflects our trends.

So mortgage banking revenues were down $2.4 million, or 3.4% this quarter, mainly due to declines in production during the last half of the quarter. Mortgage originations for home purchases accounted for 50% of our fourth quarter loan production, down from 56% in the prior quarter. This decline was partially offset by $729,000 increase in wealth management revenues.

The increase resulted from estate fees and higher insurance productions that occurred this quarter. We also brought in new clients, and as of December 31, assets under management were $4.9 billion, an increase of approximately 9% during 2016. Our non-interest income in the fourth quarter also included an additional $400,000 recovery of litigation expense, which we consider to be non-core revenue.

Moving to expenses, our total non-interest expense increased by $4.2 million from the prior quarter. Excluding acquisition-related expense, our noninterest expense increased by $3.9 million. $2.2 million of the increase was due to higher incentive compensation and profit sharing accruals, as the Company’s performance against predefined metrics improved this quarter due to higher net interest income and lower provision expense. The balance of the increase was a result of higher fourth quarter advertising, technology, and donation expenses.

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

For the quarter, our core net income resulted in earnings per share of $0.57 with the fourth quarter adjustment for interest income offset by the increase in incentive accrual. Looking to the balance sheet, Kevin has already discussed the major trends in the loan portfolio and our deposits were relatively unchanged from the prior period, so I will move on to asset quality.

As Kevin mentioned, we saw good stability in the portfolio with only minor changes in our major credit categories. Our nonperforming assets decreased by $2 million, while criticized loans increased by $2 million. Our net loan charge-offs were higher than usual this quarter totaling $6.1 million, or 44 basis points of total loans on an annualized basis. $4.8 million of the charge-offs related to the resolution of two commercial loans for which we allocated specific reserves late in 2015 and early in 2016.

We recorded a $1.1 million provision expense in the quarter. Since the majority of the loan charge-offs this quarter have specific reserves already set against them, they didn’t drive any additional provision expense. However, the charge-offs did drop our allowance level a bit to 1.39% of total loans and 88% of nonperforming assets.

The allowance against the oil and gas portfolio remains high at 12.8%. Our capital ratios remained strong and we continue to stay on course with our capital management strategy, prioritizing organic growth and strategic mergers. Our recently announced acquisition of Cascade fits nicely into this strategy.

So before I conclude I’d like to provide a little insight into expectations for 2017. None of my comments include the impact we expect to realize from the Cascade transaction.

Looking ahead, we expect to see modest growth in our net interest income based on expected mid-single-digit loan growth. As I said before, we take a conservative approach in modeling our interest rate sensitivity to any potential Fed rate hikes.

We model a 0.67 beta, indicating that we will return 67 basis points of 100 basis point increase to our customers. Consequently, we do not forecast any significant benefit resulting from an increase in Fed rates. However, if this proves to be too conservative, we could see some lift here.

We continue to see growth in noninterest income in the mid-single-digit range. Despite the seasonal decline that occurred this winter in residential mortgage, the demand remained strong in our markets and we expect overall loan origination production in 2017 to be fairly similar to what we saw last year. We expect noninterest expense year over year to be fairly flat compared to 2016, with a run rate of about $64.5 million per quarter. And asset changes in the tax code, we would expect our tax rate to be about 34%.

Lastly, I’d like to remind all of our analysts and investors about the seasonality that we typically experience in the first quarter. This is really most pronounced in our fee-based revenues. During the first quarter in 2016 and 2015 our fee-based revenues declined by 7% and 11% respectively, compared to the preceding fourth quarter. We expect to see a similar decline in 2017.

So with that I’ll turn the call back over to Kevin. Kevin?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

Thanks, Marcy. Nice job. I’m going to wrap up with a few comments about our outlook. From an economic standpoint we are seeing fairly healthy conditions across our existing footprint. The recent executive order authorizing the construction of the Keystone XL pipeline is expected to have a very positive impact on our markets.

The Montana Chamber of Commerce estimates that the construction of the pipeline will generate $767 million of economic activity in Montana alone and support 3,700 jobs. Even before the news of the pipeline, we are seeing encouraging employment data in all of our markets. Since our last conference call in October, the unemployment rate has declined in all three states that we operate in, with the most significant improvement in Wyoming. From August to November the unemployment rate in Wyoming dropped from 5.5% to 4.9%.

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

While we don’t expect to see strong loan demand in our Wyoming markets, the stronger employment trends should help stabilize our credit trends in 2017. We expect these economic trends will support overall loan growth in 2017 that’s consistent with our historical mid-single-digit range, with most of the growth occurring in our Montana and South Dakota markets.

In 2016 we put a lot of emphasis on people processes and technology. We made significant progress adding some exceptional banking talent, streamlining key processes and enhancing our use of technology in many areas of the Company. During the fourth quarter alone, we rolled out a new digital banking platform and a number of enhancements to our accounting system with a new general ledger and accounts payable system, as well as a new financial reporting system and a new HR or human resources system.

People, process and technology will continue to be our mantra in 2017, with one of the key priorities being an enhancement of our consumer lending processes and a procedure to ensure that we effectively manage the growth of this portfolio as we enter new markets in Oregon, Washington, and Idaho.

We’re very pleased with the strategic priorities we have executed on that have translated into both higher earnings and higher returns. Based on our core earnings, we improved the return on average common equity to 9.82% in 2016, up from 9.75% in the prior year. As we continue to execute well and realize the synergies we project in our combination with Cascade Bancorp, we remain optimistic that we will continue to generate higher earnings growth, increased returns and strengthen the value we deliver to our shareholders in the years ahead.

So with that, I’d like to open the call up for questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

First question comes from Jackie Boland, KBW

Jackie Boland - Keefe, Bruyette & Woods - Analyst

Hi guys. Good morning. I was just looking on some of the compensation and Marcy thank you for all that guidance that was very helpful. Stripping out that M&A cost that were in 4Q and I know sometimes it can be a seasonally higher quarter. How does that reconcile with the $64.5 million guidance?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

Could you elaborate on that question, Jackie?

Jackie Boland - Keefe, Bruyette & Woods - Analyst

I am just looking at the noninterest expense line item. It was above the forward guidance if I wrote it down correctly, it said about $64.5 million (inaudible) quarter. Just trying to reconcile the current quarter to back down to that number and where the variances might be.

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

Marcy Mutch - First Interstate BancSystem, Inc. - CFO

I really think that the incentive cost is going to be a huge driver in that was an extra $2.2 million this quarter. You know we had a little higher seasonal, a little bit higher technology cost, higher donation and advertising so when I got to the $64.5 million that’s a run rate average through the year. We do have some noise in there from quarter to quarter. Always I think the fourth quarter’s a little bit higher than the rest of the year. It will probably be a little lower the first three quarters, a little higher the fourth quarter again this year.

Jackie Boland - Keefe, Bruyette & Woods - Analyst

Okay. That makes sense. A lot of incentive comp going away and then some year-end true-ups in noise and investments in things like that shouldn’t repeat?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

Yes, for the whole year this year as we changed over a lot of staff, we actually incurred about $3 million of severance cost in our non-interest expense, so there is a real savings as we move forward in that because we don’t anticipate having the amount of turnover going forward.

Jackie Boland - Keefe, Bruyette & Woods - Analyst

Okay and that’s $3 million of severance cost that haven’t separately been called out in any M&A lines or anything like that, right?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

That’s correct. This is dealing with our current management.

Jackie Boland - Keefe, Bruyette & Woods - Analyst

Okay. That’s very helpful. Thank you and then just one last point. As I look at your mortgage banking outlook I know that with the change there was some line item changes obviously in the quarter between season expenses you mentioned that you think the originations could be similar in 2017 versus 2016. How does that play in just with the rate outlook and with your expectations for purchase versus refi volume going forward?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

To be honest with you Jackie we see a pretty robust — we are surprised the purchase volume is as low as it was for the fourth quarter because I see a lot of activity and construction and new home purchases through our footprint. So I just believe it’s going to continue. As you know in the winter months it’s cold out here a little bit so we have less actual purchases so we believe that will increase as we move into the warmer months. But that’s pretty robust Our people actually out there building homes are very pretty bullish on the economic developments in our markets.

Jackie Boland - Keefe, Bruyette & Woods - Analyst

Okay. And pipelines are starting to pick up again after the holidays?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

A little bit. Mainly on the commercial side I would say the home loan side will pick up as we get the end of the first quarter.

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

Jackie Boland - Keefe, Bruyette & Woods - Analyst

Okay. Thanks, Kevin. I’ll step back now.

Operator

And the next question comes from Jared Shaw, Wells Fargo

Kimora Zeller - Wells Fargo Securities - Analyst

Hi. Good morning. This is actually Kimora Zeller from Wells Fargo filling in for Jared. I guess my first question on the overall reserve level again appreciate the color on the specific reserves included in this quarter’s charge-offs. Just looking at the overall reserve around 140 of loans. It still relatively high compared to the broader group. What’s the outlook there? What’s the ability to bring that lower given your current nonaccrual bucket?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

Kimora this is Kevin. The thing as we continue to work out some of our credits that we have. We have three buckets that we utilize when we come up with our allowance. The first one is specific reserves. The second is based on migration analysis of historical things and then we have some subjective factors.

Currently, we believe that we are adequately reserved and until things really improve with regards to some of those buckets, and we continue to have positive run rates, we believe that will be here for a while. But it could as asset quality continues to improve start coming down.

Kimora Zeller - Wells Fargo Securities - Analyst

Okay. Thanks for that. And I guess switching over to linked quarter loan growth in the commercial bucket in particular since a little bit of disappointment I guess with the overall level of growth this quarter. Looking to get a sense for utilization rates. What you are hearing from your customers and as we head into 2017, what your outlook is for that line item.

Kevin Riley - First Interstate BancSystem, Inc. - CEO

Okay. I am going to turn it over to Bill Gottwals, our Chief Banking Officer, to answer that question.

Bill Gottwals - First Interstate BancSystem, Inc. - Chief Banking Officer

What we saw in the fourth quarter, there was some migration into this current quarter. In part around construction. If you look in the markets that we have the most concentration for that we really had more of a harsh winter so we saw a real slowdown in construction that we would expect to pick back up. In looking at the details behind our pipeline I would say it’s up fairly significantly over last quarter and over what we would normally expect for the current quarter.

The good news is it’s spread evenly across all geographies including Wyoming. That being primarily driven by the Jackson market. More boldly we are seeing spread across industries and product type uniformly and not being driven by any particular single large transaction. That’s a broad scope of what our pipeline looks like. But we are seeing good projected growth for Q1.

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

Kimora Zeller - Wells Fargo Securities - Analyst

Okay. Thanks for that. And then the last one for me, a bigger picture question for you Kevin. Just looking at some of the deals that have been announced and then subsequently canceled in recent weeks and months, just looking at the progress you guys are making with Cascade and the conversations you guys have had with regulators, to date. And I know it’s not that long into the process. Anything in there that’s troubling I guess any insight you can provide to the conversations you’re having with regulators and if you are still projecting a third-quarter close with that deal.

Kevin Riley - First Interstate BancSystem, Inc. - CEO

We are still projecting a third-quarter close with that deal. I would tell you the relationship we have with our regulators is really good and we have a continuing ongoing dialogue. The regulators were just in the past month speaking to our Board and everything so everything seems positive. We continue to try to modernize and to shore up things with regards to as we get bigger.

As I mentioned in my remarks, we will really focus on, not that we have any problem, but focus on our consumer loan process and consumer loan oversight going into 2017, more to really enhance our processes and procedures around that to ensure that we don’t run afoul with the CFPB once they start regulating us and stuff like so that. We are looking at things and trying to modernize and to really shore up anything that could be of concern with the regulators. They are very positive about that. They love what we are doing and trying to really strengthen this institution. We had like I said, a good relationship with our regulators.

Kimora Zeller - Wells Fargo Securities - Analyst

Okay and are there any systems you are building out in conjunction with the deal progressing to the close and I guess lastly is the expectation for Cascade to switch over to all First Interstate systems or are there going to be some backwards migration going on?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

There’s no actual real system that we really have to move forward to do this transaction. I will tell you when I look at the transaction with Cascade we are excited because I think we’re stronger together than we are apart. We’re looking at the backroom operations of Cascade to really be developed into our disaster recovery site with some developers there and some call centers there because we are in a different times zone.

We are really looking at to enhance our capabilities with them due to the fact that now we can actually hire people to live in Bend versus Billings and really support a better operational technology shop. And so we believe that’s going to strengthen us going forward. What was the second part of your question?

Kimora Zeller - Wells Fargo Securities - Analyst

If there is any reverse migration onto their systems are they going to be coming on to First Interstate’s systems.

Kevin Riley - First Interstate BancSystem, Inc. - CEO

At this juncture their pretty much going to come onto our systems. I will tell you one other thing that we like with regards to Cascade is they have a very strong SBA lending program and a system and as you know it’s a specialized type of lending process. They have a very strong processor. They’re number one SBA lender in Bend. They’re a number four SBA lender in Boise and prime financial that they purchased up in Seattle again specialized in SBA lending we are not as strong as they are so that platform will probably be something that we adopt to our current footprint.

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

Kimora Zeller - Wells Fargo Securities - Analyst

Great. Thanks, Kevin.

Operator

Thank you and the next question comes from Matt Yamamoto from D.A. Davidson

Matt Yamamoto - D.A. Davidson & Co. - Analyst

Good morning. I just had a couple questions in regard to eventually passing that $10-billion threshold, what do think that added cost will be related to the Durbin Amendment?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

As we disclosed in the acquisition and I didn’t catch your name, what’s your name again?

Matt Yamamoto - D.A. Davidson & Co. - Analyst

Matt Yamamoto

Kevin Riley - First Interstate BancSystem, Inc. - CEO

Matt we have disclosed we are calculating that to be $11.5 million. Eight of that would represent the current activity at First Interstate and 3.5 would be the current activity at Cascade Bancorp.

Marcy Mutch - First Interstate BancSystem, Inc. - CFO

And that’s a pretax.

Kevin Riley - First Interstate BancSystem, Inc. - CEO

The pretax number.

Matt Yamamoto - D.A. Davidson & Co. - Analyst

Awesome. And I sorry if I missed it the could you provide more color on the three borrowers that caused NCOs to increase for the quarter?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

The two big ones, one was one that we talked about on our conference call in 2015. It was a restaurant company franchise and everything that was a surprise to us. Last third quarter and that’s why we provisioned about over $3 million in fourth quarter last year. The second one is a flooring company that supports construction and that one we came to light in the second quarter of 2016 which we put away money regarding that one. Those are the two, but I think they represented about $4.8 million of our losses this quarter. So those really were the two that were the problem assets.

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

Matt Yamamoto - D.A. Davidson & Co. – Analyst

Awesome. Thank you. I will step back.

Operator

Thank you and the next question comes from Matthew Forgotson with Sandler O’Neill.

Matthew Forgotson - Sandler O’Neill & Partners - Analyst

Good morning. Just on your provision expectations. I guess $1.1 million this quarter if you reconcile, add back in the recovery gives us like $2.6 million or so of stabilized provision. Is that a reasonable expectation as we move into and across 2017?

Marcy Mutch - First Interstate BancSystem, Inc. - CFO

You know, Matt. We are looking at somewhere between 20 and 25 basis points of total loan for next year. That would be our estimate.

Kevin Riley - First Interstate BancSystem, Inc. - CEO

About 20 to 25 basis points of outstanding loans on average is what we are looking at to be a provision expense next year.

Matthew Forgotson - Sandler O’Neill & Partners - Analyst

Okay. Great. And in terms of loan growth I guess heading into the first quarter of the year I know historically just holding balances flat has been a victory but it sounds like there was some originations that were pushed off of the first quarter of the year. Are you expecting flat-to-modest growth or should we be tempering our enthusiasm of that?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

I think flat-to-modest growth, it’s not going to be what we normally do in the second quarter. The second quarter historically is somewhere around 3.2% and 3.6% growth that we’ve seen over the last three years. We have had some modest growth in the first quarter.

Matthew Forgotson - Sandler O’Neill & Partners - Analyst

Okay. Great. Lastly, just in terms of M&A can you give us a sense of your capacity to do another small bank deal or another larger deal? I know you have a big one in the works. But what are you seeing and hearing on M&A?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

As you know you guys I prospect a lot as I talk to my lenders. I talked to a lot of people because you can’t be part of the party if you are not invited. I think the thing is, I think we are laser focused on making sure that the Cascade acquisition comes in quick and effectively and is integrated in a very fast timely basis. My belief is that there’s a lot of M&A activity out there so we don’t want to be delayed too long. The last acquisitions we did we normally would close and convert and actually get all synergies within a week or two of the actual closing date.

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

We anticipate to really get Cascade done in a very timely basis. We are spending a lot of time with their personnel now. I don’t know what’s going to be the next acquisition but what we want to do is make sure that if there’s a meaningful acquisition that could be an enhancement to our franchise into our shareholders that we can take advantage of that. I would anticipate more acquisition activity out there. It’s our job as management to prepare the Company as quickly as possible.

Matthew Forgotson - Sandler O’Neill & Partners - Analyst

Thanks very much.

Operator

(Operator Instructions)

Next question comes from Tim Coffey FIG partners

Timothy Coffey - FIG Partners, LLC - Analyst

Morning Kevin. As I look at the ag book it seems like it might not be as much of a headwind to loan growth in 1Q as it was in 2016. Am I seeing that right?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

I think you might be right. I think we have little more pay downs again in the fourth quarter earlier than expected so it might not be as much of a headwind going into the first quarter.

Timothy Coffey - FIG Partners, LLC - Analyst

And then with the construction activity you’ve seen throughout your footprint could it lead to a noticeable uptake in residential mortgages or commercial mortgages for you?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

I didn’t hear that question.

Timothy Coffey - FIG Partners, LLC - Analyst

The construction activity in your footprint, could it lead to a noticeable increase in mortgages whether residential or construction for First Interstate?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

Correct.

Timothy Coffey - FIG Partners, LLC - Analyst

And when do you think that might start to appear in the marketplace?

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

Kevin Riley - First Interstate BancSystem, Inc. - CEO

Bill, want to talk to that one?

Bill Gottwals - First Interstate BancSystem, Inc. - Chief Banking Officer

In some of our higher growth markets not to blame the weather anecdotally look at it a [bull is men] market, inventory is unusually low for the growth and it’s truly driven by their ability to start building right now South Dakota is in the same boat. So you are right once we can get back into the ground and start putting in foundations I think you’ll see a bump up in construction and then a tie back into the permanent side.

Timothy Coffey - FIG Partners, LLC - Analyst

Okay. Great. And the Kevin a follow-up on the SBA comment, your right Cascade SBA does have a great operation and First Interstate doesn’t really. How quickly are you going to move on bringing that system across the First Interstate operations?

Kevin Riley - First Interstate BancSystem, Inc. - CEO

I enjoy your frankness. That’s going to be part of the integration plan. We will look at that and see how quickly we can do that. I think it’s really good because there’s a couple things we want to transform into their markets and I think there’s some in ours.

It’s going to be all part of the acquisition integration plan. We also want to get some wealth management over there and we want to get our card business over there more, and I think we can do a little better job in mortgage lending. Like I said I think that two companies coming together really make both companies far stronger than they were apart.

Timothy Coffey - FIG Partners, LLC - Analyst

Okay. Those were my questions.

Operator

There are no more questions I would like to return the call to Management for any closing comments.

Kevin Riley - First Interstate BancSystem, Inc. - CEO

Thank you. As always we welcome calls from our investors and analysts. Again if you have any questions please reach out to us and we will follow up with you. Thanks again for tuning in today and goodbye.

Operator

Thank you; the conference has now concluded.

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JANUARY 27, 2017 / 4:00PM, FIBK - Q4 2016 First Interstate BancSystem Inc Earnings Call

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